                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2008



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F X      Form 40-F
              ---               ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes        No  X
         ---       ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-          )
                                                 ----------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to the ordinary resolutions passed at the Second Extraordinary General Meeting of 2008 on October 21, 2008.

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             PetroChina Company Limited



Dated: October 22, 2008                      By:    /s/ Li Huaiqi
                                                    -------------------
                                             Name:  Li Huaiqi
                                             Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                            (PETROCHINA COMPANY LOGO)
                               (CHINESE CHARACTER)
                           PETROCHINA COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                                (STOCK CODE: 857)

ORDINARY RESOLUTIONS PASSED AT THE SECOND EXTRAORDINARY GENERAL MEETING OF 2008
                               ON 21 OCTOBER 2008

The Board of Directors announces that the Second Extraordinary General Meeting of 2008 was held in Beijing on 21 October 2008 and the resolutions as set out below were duly passed as ordinary resolutions.

RESOLUTIONS PASSED AT THE SECOND EXTRAORDINARY GENERAL MEETING OF 2008 ("EGM")

References are made to the notice of the EGM and the circular (the "Circular") of PetroChina Company Limited (the "Company") in relation to the renewal of continuing connected transactions in respect of 2009 to 2011 and the revision of caps of continuing connected transactions in respect of 2008 dated 5 September 2008. Unless otherwise defined herein, terms used in this announcement shall have the same meanings as defined in the Circular.

The board of directors (the "Board of Directors") of the Company is pleased to announce that the EGM was held at Crowne Plaza Beijing Park View Wuzhou Hotel, No. 8 North Si Huan Zhong Road, Chaoyang District, Beijing, the People's Republic of China ("PRC"), on 21 October 2008 at 9 a.m.

The EGM was validly convened in compliance with the requirements of the Company Law of the PRC and the Articles of Association.

At the EGM, the following resolutions were considered and approved by way of poll by a simple majority vote, and the poll results of the votes are as follows:

                                                              NUMBER OF VOTES CAST AND PERCENTAGE OF
                                                                    TOTAL NUMBER OF VOTES CAST
                                                   --------------------------------------------------------------
                                                                                                       PASSING
                    ORDINARY RESOLUTIONS                   FOR              AGAINST        ABSTAIN       RATE
           --------------------------------------- ------------------- ---------------- ------------ ------------

1          (a) the New Comprehensive               4,021,422,801       3,726,813,245    6,232,782    51.8594%
               Agreement entered into between
               the Company and China National
               Petroleum Corporation be and is
               hereby approved, ratified and
               confirmed;

           (b) the Non-Exempt Continuing
               Connected Transactions and the
               Proposed Caps of the

                                                              NUMBER OF VOTES CAST AND PERCENTAGE OF
                                                                    TOTAL NUMBER OF VOTES CAST
                                                   --------------------------------------------------------------
                                                                                                       PASSING
                    ORDINARY RESOLUTIONS                   FOR              AGAINST        ABSTAIN       RATE
           --------------------------------------- ------------------- ---------------- ------------ ------------

               Non-Exempt Continuing
               Connected Transactions under the
               New Comprehensive Agreement
               and the Revised Non-Exempt
               Annual Caps, which the Company
               expects to occur in the ordinary
               and usual course of business of
               the Company and its subsidiaries,
               as the case may be, and to be
               conducted on normal commercial
               terms, be and are hereby generally
               and unconditionally approved;
               and

           (c) the execution of the New
               Comprehensive Agreement by
               Mr. Zhou Mingchun, Chief
               Financial Officer for and on
               behalf of the Company be and is
               hereby approved, ratified and
               confirmed and that Mr. Zhou
               Mingchun be and is hereby
               authorised to make any
               amendment to the New
               Comprehensive Agreement as he
               thinks desirable and necessary and
               to do all such further acts and
               things and execute such further
               documents and take all such steps
               which in his opinion may be
               necessary, desirable or expedient
               to implement and/or give effect to
               the terms of such transactions.

2          (a) the supplemental agreement to the   165,720,129,670     190,686,614      6,005,582    99.8815%
               CRMSC Products and Services
               Agreement between the Company
               and China Railway Materials and
               Suppliers Corporation be and is
               hereby approved, ratified and
               confirmed;

           (b) the Non-Exempt Continuing
               Connected Transactions under,
               and the Proposed Caps in respect
               of, the supplemental agreement to
               the CRMSC Products and
               Services Agreement which the
               Company expects to occur in the
               ordinary and usual course of
               business of the Company and its
               subsidiaries, as the case may be,
               and to be conducted on normal
               commercial terms, be and are
               hereby generally and
               unconditionally approved; and

           (c) the execution of the CRMSC
               Products and Services Agreement
               by Mr. Zhou Mingchun, Chief
               Financial Officer for and on

                                                              NUMBER OF VOTES CAST AND PERCENTAGE OF
                                                                    TOTAL NUMBER OF VOTES CAST
                                                   --------------------------------------------------------------
                                                                                                       PASSING
                    ORDINARY RESOLUTIONS                   FOR              AGAINST        ABSTAIN       RATE
           --------------------------------------- ------------------- ---------------- ------------ ------------

               behalf of the Company be and is
               hereby approved, ratified and
               confirmed and that Mr. Zhou
               Mingchun, be and is hereby
               authorised to make any
               amendment to the CRMSC
               Products and Services Agreement
               as he thinks desirable and
               necessary and to do all such
               further acts and things and
               execute such further documents
               and take all such steps which in
               his opinion may be necessary,
               desirable or expedient to
               implement and/or give effect to
               the terms of such transactions.

As at the date of the EGM:

(1) The issued share capital of the Company and total number of Shares entitling the holder to attend and vote for or against the resolutions set out above at the EGM: 183,020,977,818 Shares comprising 161,922,077,818 A Shares and 21,098,900,000 H Shares.

(2) Shareholders or proxies representing 179,496,651,840 Shares with voting rights, representing approximately 98.07% of the total issued share capital of the Company attended the EGM.

(3) China National Petroleum Corporation has abstained from voting in respect of Resolution No. 1.

(4) There were no Shares of the Company entitling the holders to attend and vote only against the resolutions at the EGM.

(5) The poll results were subject to scrutiny by Mr. Yang Kun and Mr. Fan Yinpeng, shareholders of A Shares, Mr. Qin Gang, supervisor of the Company, Ms. Gao Yimin of King and Wood, the PRC legal advisors of the Company and Messrs. Deloitte Touche Tohmatsu. Messrs. Deloitte Touche Tohmatsu acted as the scrutineer and compared the poll result summary to the poll forms collected and provided by the Company. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.



                                                     By order of the Board
                                                   PETROCHINA COMPANY LIMITED
                                                            LI HUAIQI
                                                     Secretary to the Board

21 October 2008

Beijing, the PRC


As at the date of this announcement, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabe, Mr Li Yongru and Mr CuiJunhui as independent non-executive Directors.